                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                        Under the Securities Act of 1934
                               (Amendment No. __)

                        INTERUNION FINANCIAL CORPORATION
      -------------------------------------------------------------------
                                (Name of Issuer)


                   COMMON STOCK, $0.001 PAR VALUE, PER SHARE
      -------------------------------------------------------------------
                         (Title of Class of Securities)


                                  460 926 306
      -------------------------------------------------------------------
                                 (CUSIP Number)


                                  JAMES KNOTT
                           CORPORATE SERVICES LIMITED
                       PRICE WATERHOUSE CENTRE, BOX 634C
                      COLLYMORE ROCK, ST. MICHAEL BARBADOS
                                 (246) 436-7000
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices & Communications)


                                JANUARY 19, 1998
      -------------------------------------------------------------------
            (Date of Event which requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

                             (Page 1 of 11 Pages)

CUSIP No. 460 926 306                                               Page 2 of 11

     1) Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons
                GEORGES BENARROCH  S.S./I.R.S NO. NOT APPLICABLE
        -----------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)
        A)
        -----------------------------------------------------------------------

        B)
        -----------------------------------------------------------------------

     3) SEC Use Only

        -----------------------------------------------------------------------

     4) Source of Funds
                                   SEE ITEM 3
        -----------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(c)

        -----------------------------------------------------------------------

     6) Citizenship or Place of Organization
                                    CANADIAN
        -----------------------------------------------------------------------

        Number of     (7)  Sole Voting Power
        Shares Bene-                        --------------------------
        ficially      (8)  Shared Voting Power                 536,899
        Owned by                              ------------------------
        Each Report-  (9)  Sole Dispositive Power
        Owned by                                 ---------------------
        ing Person    (10) Shared Dispositive Power            536,899
        With                                       -------------------





     11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    536,899
         ----------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         ----------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)
                                44% (SEE ITEM 5)
         ----------------------------------------------------------------------

     14) Type of Reporting Person (See Instruction)
                                       IN
         ----------------------------------------------------------------------

CUSIP No. 460 926 306                                               Page 3 of 11


     1) Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons
                RIF CAPITAL INC.  S.S./I.R.S NO. NOT APPLICABLE
        -----------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)
        A)
        -----------------------------------------------------------------------

        B)
        -----------------------------------------------------------------------

     3) SEC Use Only

         ----------------------------------------------------------------------

     4) Source of Funds
                                       WC
        -----------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(c)

        -----------------------------------------------------------------------

     6) Citizenship or Place of Organization
                                    BARBADOS
        -----------------------------------------------------------------------

             Number of     (7)  Sole Voting Power
             Shares Bene-                        ------------------
             ficially      (8)  Shared Voting Power         536,899
             Owned by                               ---------------
             Each Report-  (9)  Sole Dispositive Power
             ing Person                                ------------
             With          (10) Shared Dispositive Power    536,899
                                                        -----------


     11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    536,899
         ----------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         ----------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)
                               44%   (SEE ITEM 5)
         ----------------------------------------------------------------------

     14) Type of Reporting Person (See Instruction)
                                       CO
         ----------------------------------------------------------------------

CUSIP No. 460 926 306                                               Page 4 of 11


     1) Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons
                 EQUIBANK INC.    S.S./I.R.S NO. NOT APPLICABLE
        -----------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)
        A)
        -----------------------------------------------------------------------

        B)
        -----------------------------------------------------------------------

     3) SEC Use Only

        -----------------------------------------------------------------------

     4) Source of Funds
                                   SEE ITEM 3
        -----------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(c)

        -----------------------------------------------------------------------

     6) Citizenship or Place of Organization
                                     CANADA
        -----------------------------------------------------------------------

             Number of     (7)  Sole Voting Power
             Shares Bene-                        ------------------
             ficially      (8)  Shared Voting Power         536,899
             Owned by                              ----------------
             Each Report-  (9)  Sole Dispositive Power
             ing Person                               -------------
             With          (10) Shared Dispositive Power    536,899
                                                        -----------


     11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    536,899
         ----------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         ----------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)
                                44% (SEE ITEM 5)
         ----------------------------------------------------------------------

     14) Type of Reporting Person (See Instruction)
                                       CO
         ----------------------------------------------------------------------

CUSIP No. 460 926 306                                               Page 5 of 11


     1) Names of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons
             CENTRAL INVESTMENT TRUST S.S./I.R.S NO. NOT APPLICABLE
        ------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)
        A)
        ------------------------------------------------------------------------

        B)
        ------------------------------------------------------------------------

     3) SEC Use Only

        ------------------------------------------------------------------------

     4) Source of Funds
                                   SEE ITEM 3
        ------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(c)

        ------------------------------------------------------------------------

     6) Citizenship or Place of Organization
                                    BARBADOS
        ------------------------------------------------------------------------

          Number of     (7)  Sole Voting Power
                                              -----------------------
          Shares Bene-
           ficially     (8)   Shared Voting Power           536,899
                                                 --------------------
          Owned by
          Each Report-  (9)   Sole Dispositive Power
                                                    -----------------
          ing Person
          With          (10) Shared Dispositive Power       536,899
                                                    -----------------


     11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                    536,899
        ------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        ------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)
                                44% (SEE ITEM 5)
        ------------------------------------------------------------------------

     14) Type of Reporting Person (See Instruction)
                                       OO
        ------------------------------------------------------------------------

CUSIP No. 460926306                                                 Page 6 of 11

                                  SCHEDULE 13D
                               (Amendment No. __)


ITEM 1. SECURITY AND BACKGROUND

Common Stock, $.001 par value per share

InterUnion Financial Corporation
249 Royal Palm Way, Suite 301H
Palm Beach, Florida 33480

ITEM 2. IDENTITY AND BACKGROUND

This statement is a single joint filing of Georges Benarroch, a Canadian citizen, 68 Rue Spontini, Paris, France 75016, RIF Capital Inc., a Barbados corporation, Price Waterhouse Centre, PO Box 634C, Collymore Rock, St. Michael, Barbados, West Indies, a wholly owned subsidiary of Equibank Inc., an Ontario corporation, 114 Belmont Street, Toronto, Ontario M5R 1P8, a wholly owned subsidiary of Central Investment Trust, a Barbados trust, St. Michael Trust Corp., Price Waterhouse Centre, PO Box 634C, Collymore Rock, St. Michael, Barbados, West Indies.

Safeguardian Limited, PO Box 316, Jardine House, 1 Wesley Street St. Helier, Jersey, UK JE4 8UD is the sole protector of the Central Investment Trust and, as such, has the absolute right to remove any Trustee from time to time and to appoint a new Trustee; in addition, the protector is entitled to receive notice from the Trustee prior to the exercise of certain of the Trust Powers, including voting. Mr. Benarroch is not a beneficiary of the trust. Mr. Benarroch is an executive officer and director of the issuer (including its subsidiaries). During the last five years, he has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The directors of RIF Capital Inc. are Peter McG. Patterson, Robert C. Worme and Stanley K. Chapman.

Peter McG. Patterson, a Barbadian citizen, Rock Cliff, Brittons Hill, St. Michael, Barbados, West Indies, has been a Director of RIF Capital Inc. since March 31, 1991. His principal occupation is businessman. During the last five years, Mr. Patterson has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 460926306                                                 Page 7 of 11

Robert C. Worme, a Barbadian citizen, Farm Cottage, the Farm, St. Philip, Barbados, West Indies, has been a Director of RIF Capital Inc. since March 31, 1991. His principal occupation is attorney-at-law. During the last five years, Mr. Worme has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Stanley K. Chapman, a Barbadian citizen, 8 Locust Hall Heights, St. George, Barbados, West Indies, has been a Director of RIF Capital Inc. since March 31, 1991. His principal occupation is retired businessman. During the last five years, Mr. Chapman has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Trustee of Central Investment Trust is St. Michael Trust Corp., a Barbados corporation, managed by Corporate Services Limited. Price Waterhouse Centre, PO Box 634C, Collymore Rock, St. Michael, Barbados, West Indies. The General Manager of St. Michael Trust Corp. is James M. Knott, Price Waterhouse Centre, PO Box 634C, Collymore Rock, St. Michael, Barbados, West Indies. During the last five years, Mr. Knott has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Directors of St. Michael Trust Corp. are: Graham A. Kirby, Anthony G. Ellis, Donald B. Ward, William StC. Hutchinson, Jeremy A. Marryshow, Christopher D. de Caires, Peter K. Jesson, Maria E. Evelyn-Robinson.

Graham A. Kirby, 180 Atlantic Shores, Christ Church, Barbados, is a Director of St. Michael Trust Corp. and his principal occupation is accountant. During the last five years, Mr. Kirby has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Anthony G. Ellis, 96 Wanstead Heights, St. James, Barbados, is a Director of St. Michael Trust Corp. and his principal occupation is accountant. During the last five years, Mr. Ellis has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 460926306                                                 Page 8 of 11

Donald B. Ward, 11 Old Parham Road, St. John's, Antigua, is a Director of St. Michael Trust Corp. and his principal occupation is accountant. During the last five years, Mr. Ward has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

William StC. Hutchinson, "Casanza", Rendezvous Ridge, Christ Church, Barbados, is a Director of St. Michael Trust Corp. and his principal occupation is accountant. During the last five years, Mr. Hutchinson has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Jeremy A. Marryshow, "Cascade", Bannatyne, Christ Church, Barbados, is a Director of St. Michael Trust Corp. and his principal occupation is accountant. During the last five years, Mr. Marryshow has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Christopher D. de Caires, 1 Warrens Terrace West, St. Thomas, Barbados, is a Director of St. Michael Trust Corp. and his principal occupation is accountant. During the last five years, Mr. de Caires has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Peter K. Jesson, "Relando", South Road, Sandy Lane, St. James, Barbados, is a Director of St. Michael Trust Corp. and his principal occupation is accountant. During the last five years, Mr. Jesson has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Maria E. Evelyn-Robinson, "Stratford", Navy Gardens, Christ Church, Barbados, is a Director of St. Michael Trust Corp. and her principal occupation is accountant. During the last five years, Ms. Evelyn-Robinson has not been convicted in a criminal proceeding, nor has she been a party to a civil proceeding as a result of which she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 460926306                                                 Page 9 of 11

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock beneficially owned by RIF Capital Inc. were acquired with working capital. No shares are separately owned by Mr. Benarroch, Equibank Inc. or Central Investment Trust.

ITEM 4. PURPOSE OF THE TRANSACTION

The reporting persons filing this statement acquired beneficial ownership of the respective shares of Common Stock held by RIF Capital Inc. for investment purposes as well as for the purpose of influencing and controlling the direction of the management and policies of the issuer, but do not have any present plans or proposals which relate to or would result in:
a) The acquisition by any person of additional securities of the issuer, or the disposition of such securities;
b) An extraordinary corporation transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;
c) A sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries;
d) Any change in the board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e) Any material change in the present capitalization or dividend policy of the issuer;
f)   Any other material change in the issuer's business or corporate structure;
g) Changes in the issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the issuer by any person;
h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
j)   Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Mr. Benarroch, Equibank Inc. and Central Investment Trust, by virtue of his positions and offices and their security holdings, are deemed to be the beneficial owner of 536,899 shares of Common Stock, or 44%.

In addition, RIF Capital Inc. is the beneficial owner of 1,500,000 shares of Preferred Class A Stock, representing 100% of that class. Shares of Preferred Class A Stock are entitled to one hundred votes for each share on each matter to come before a meeting of the shareholders of the issuer. Therefore, RIF Capital Inc. possesses more than 90% of the voting shares of the issuer.

No transactions in shares of Common Stock of the issuer were effected by any of the reporting persons during the last 60 days.

CUSIP No. 460926306                                                Page 10 of 11

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Joint Filing Agreement Among the Persons Filing This Report

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        /s/ Georges Benarroch
Dated: January 19 1998                  _______________________________________
                                        GEORGES BENARROCH


                                        RIF CAPITAL INC.

                                        /s/ Stanley K. Chapman

                                        By: ___________________________________
Dated: January 19 1998                                                 Director

                                        EQUIBANK INC.

                                        /s/ Georges Benarroch

                                        By: ___________________________________
Dated: January 19 1998                      Georges Benarroch, President



                                        CENTRAL INVESTMENT TRUST

                                        /s/ James Knott

                                        By: ___________________________________
Dated: January 19 1998                      St. Michael Trust Corp., Trustee

CUSIP No. 460926306                                                Page 11 of 11

EXHIBIT A

                      STATEMENT REQUIRED BY RULE 13D-1(F)


     The foregoing statement on Schedule 13D and any further amendments thereto with respect to the shares of Common Stock of InterUnion Financial Corporation is a joint filing on behalf of the persons named below, pursuant to the provisions of Rule 13d-1(f) of the Securities Exchange Act of 1934.




                                        /s/ Georges Benarroch
Dated: January 19 1998                  _______________________________________
                                        GEORGES BENARROCH


                                        RIF CAPITAL INC.

                                        /s/ Stanley K. Chapman

                                        By: ___________________________________
Dated: January 19 1998                                                 Director


                                        EQUIBANK INC.

                                        /s/ Georges Benarroch

                                        By: ___________________________________
Dated: January 19 1998                      Georges Benarroch, President


                                        CENTRAL INVESTMENT TRUST

                                        /s/ James Knott

                                        By: ___________________________________
Dated: January 19 1998                      St. Michael Trust Corp., Trustee